                FORM 11-K. - FOR ANNUAL REPORTS OF EMPLOYEE STOCK
                 PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO
              SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

           (As last amended in Exch Act Rel No. 35113, eff. 1/30/95.)

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)
[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

[   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
       ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 1998     Commission File Number 0-13147
                                                                       -------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         LESCO, Inc. Stock Investment and Salary Savings Plan and Trust

B. Name of the Issuer of the securities held pursuant to the plan and the address of its principal executive office:

              LESCO, Inc.
              20005 Lake Road
              Rocky River, Ohio  44116

                              REQUIRED INFORMATION

         See attached financial statements for the Plan for the year ended December 31, 1998.

                                    Audited Financial Statements and
                                    Supplemental Schedules



                                    LESCO, INC. STOCK INVESTMENT AND
                                    SALARY SAVINGS PLAN AND TRUST



                                    December 31, 1998 and 1997



                                    PLAN SPONSOR AND ADMINISTRATOR
                                    LESCO, INC.
                                    20005 Lake Road
                                    Rocky River, Ohio   44116
                                    (440) 333-9250


                                    Employee Identification Number: 34-0904517

[ERNST & YOUNG LLP LOGO]



                         Report of Independent Auditors

Plan Administrator
LESCO, Inc. Stock Investment and
   Salary Savings Plan and Trust


We have audited the accompanying statements of net assets available for benefits of LESCO, Inc. Stock Investment and Salary Savings Plan and Trust as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998 and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


       Ernst & Young LLP is a member of Ernst & Young International, Ltd.

[Ernst & Young LLP Logo]


The schedule of assets held for investment purposes that accompanies the Plan's financial statements does not disclose the historical cost of certain plan assets held by the Plan trustee. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


                                                         /s/ ERNST & YOUNG LLP



June 7, 1999

         LESCO, Inc. Stock Investment and Salary Savings Plan and Trust

      Statement of Net Assets Available for Benefits, with Fund Information

                                December 31, 1998

                                                                       Invesco        Janus
                                          PNC Index   Invesco Select    Total       Worldwide      Scudder
                                         Equity Fund   Income Fund   Return Fund      Fund       Value Fund
                                        --------------------------------------------------------------------
ASSETS
Investments, at fair value:
   LESCO, Inc. common stock
   Blackrock Index Equity Fund            $9,401,807
   Invesco Select Income Fund                             $84,141
   Invesco Total Return Fund                                          $ 2,768,294
   Janus Worldwide Fund                                                             $1,504,235
   Scudder Value Fund                                                                              $284,068
   PNC EBT Investment Contract Fund
   Participant loans
                                        --------------------------------------------------------------------
Total investments                          9,401,807       84,141       2,768,294    1,504,235      284,068

Receivables:
   Participant contribution                   39,612        1,183          17,313        9,621        3,760
   Employer contribution                      47,114        1,201          21,450       14,851        5,123
                                        --------------------------------------------------------------------
Total receivables                             86,726        2,384          38,763       24,472        8,883
                                        --------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS         $9,488,533      $86,525     $ 2,807,057   $1,528,707    $ 292,951
                                        ====================================================================


                                            PNC EBT     LESCO, Inc.
                                          Investment      Company
                                         Contract Fund  Stock Fund     Loan Fund       Total
                                        ----------------------------------------------------------
ASSETS
Investments, at fair value:
   LESCO, Inc. common stock                              $6,301,393                  $ 6,301,393
   Blackrock Index Equity Fund                                                         9,401,807
   Invesco Select Income Fund                                                             84,141
   Invesco Total Return Fund                                                           2,768,294
   Janus Worldwide Fund                                                                1,504,235
   Scudder Value Fund                                                                    284,068
   PNC EBT Investment Contract Fund        $6,438,126                                  6,438,126
   Participant loans                                                    $732,130         732,130
                                        ----------------------------------------------------------
Total investments                           6,438,126     6,301,393      732,130      27,514,194

Receivables:
   Participant contribution                    24,996        21,592                      118,077
   Employer contribution                       26,620        30,894                      147,253
                                        ----------------------------------------------------------
Total receivables                              51,616        52,486                      265,330
                                        ----------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS          $6,489,742    $6,353,879     $732,130     $27,779,524
                                        ==========================================================


See notes to financial statements.

         LESCO, Inc. Stock Investment and Salary Savings Plan and Trust

      Statement of Net Assets Available for Benefits, with Fund Information

                                December 31, 1997


                                      Fidelity                     Invesco       PNC EBT     LESCO, Inc.
                                       Advisor      PNC Index       Total      Investment      Company
                                    Overseas Fund  Equity Fund   Return Fund  Contract Fund  Stock Fund     Loan Fund     Total
                                    -----------------------------------------------------------------------------------------------
ASSETS
Investments, at fair value:
   LESCO, Inc. common stock                                                                   $ 8,999,656               $ 8,999,656
   Fidelity Advisor Overseas Fund     $ 579,797                                                                             579,797
   Compass Index Equity Fund                        $ 7,574,694                                                           7,574,694
   Invesco Total Return Fund                                      $ 2,686,574                                             2,686,574
   PNC EBT Investment Contract Fund                                             $ 5,077,944                               5,077,944
   Participant loans                                                                                        $  730,258      730,258
                                    -----------------------------------------------------------------------------------------------
Total investments                       579,797       7,574,694     2,686,574     5,077,944     8,999,656      730,258   25,648,923

Receivables:
   Participant contribution               7,475          40,912        17,665        23,595        26,846                   116,493
   Employer contribution                 31,273         157,849        69,980       109,304       104,651                   473,057
                                    -----------------------------------------------------------------------------------------------
Total receivables                        38,748         198,761        87,645       132,899       131,497                   589,550
                                    -----------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS     $ 618,545     $ 7,773,455   $ 2,774,219   $ 5,210,843   $ 9,131,153   $  730,258  $26,238,473
                                    ===============================================================================================

See notes to financial statements.

         LESCO, Inc. Stock Investment and Salary Savings Plan and Trust

Statement of Changes in Net Assets Available for Benefits, with Fund Information

                          Year Ended December 31, 1998

                                                    Fidelity                      Invesco      Invesco       Janus
                                                     Advisor      PNC Index       Select        Total       Worldwide
                                                  Overseas Fund  Equity Fund   Income Fund   Return Fund      Fund
                                                  ---------------------------------------------------------------------
Additions (reductions) to net assets attributed to:
   Investment income:
     Net appreciation (depreciation) in
        fair value of investments                   $  36,243   $ 2,036,767     $  (1,919)   $  217,870    $  121,629
     Interest and dividend  income                                  121,102         2,612       142,438         5,940
                                                  ---------------------------------------------------------------------
                                                       36,243     2,157,869           693       360,308       127,569
   Contributions:
     Participants                                      34,815     1,059,216        12,268       490,218       295,085
     Employer                                                       190,985         2,402        89,957        56,457
                                                  ---------------------------------------------------------------------
                                                       34,815     1,250,201        14,670       580,175       351,542
                                                  ---------------------------------------------------------------------
Total additions (reductions)                           71,058     3,408,070        15,363       940,483       479,111

Deductions from net assets attributed to:
   Benefits paid to participants                        2,470       563,390           352       139,474        64,313
   Administrative costs
                                                  ---------------------------------------------------------------------
Total deductions                                        2,470       563,390           352       139,474        64,313
                                                  ---------------------------------------------------------------------
Net increase (decrease) prior to
   interfund transfers                                 68,588     2,844,680        15,011       801,009       414,798
Interfund transfers (net)                            (687,133)   (1,129,602)       71,514      (768,171)    1,113,909
                                                  ---------------------------------------------------------------------
Net (decrease) increase                              (618,545)    1,715,078        86,525        32,838     1,528,707
Net assets available for benefits
   at beginning of year                               618,545     7,773,455                   2,774,219
                                                  ---------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS
   AT END OF YEAR                                   $       0   $ 9,488,533     $  86,525    $2,807,057    $1,528,707
                                                  =====================================================================



                                                                   PNC EBT      LESCO, Inc.
                                                     Scudder     Investment       Company
                                                   Value Fund   Contract Fund    Stock Fund     Loan Fund      Total
                                                  -----------------------------------------------------------------------
Additions (reductions) to net assets attributed to:
   Investment income:
     Net appreciation (depreciation) in
        fair value of investments                   $  (9,998)   $  327,756    $(3,512,563)                $  (784,215)
     Interest and dividend  income                     12,469                                 $  53,256        337,817
                                                  -----------------------------------------------------------------------
                                                        2,471       327,756     (3,512,563)      53,256       (446,398)
   Contributions:
     Participants                                     130,784       493,495        701,255                   3,217,136
     Employer                                          14,312       109,835        136,258                     600,206
                                                  -----------------------------------------------------------------------
                                                      145,096       603,330        837,513                   3,817,342
                                                  -----------------------------------------------------------------------
Total additions (reductions)                          147,567       931,086     (2,675,050)      53,256      3,370,944

Deductions from net assets attributed to:
   Benefits paid to participants                       16,012       748,746        162,959      105,097      1,802,813
   Administrative costs                                              27,080                                     27,080
                                                  -----------------------------------------------------------------------
Total deductions                                       16,012       775,826        162,959      105,097      1,829,893
                                                  -----------------------------------------------------------------------
Net increase (decrease) prior to
   interfund transfers                                131,555       155,260     (2,838,009)     (51,841)     1,541,051
Interfund transfers (net)                             161,396     1,123,639         60,735       53,713              0
                                                  -----------------------------------------------------------------------
Net (decrease) increase                               292,951     1,278,899     (2,777,274)       1,872      1,541,051
Net assets available for benefits
   at beginning of year                                           5,210,843      9,131,153      730,258     26,238,473
                                                  -----------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS
   AT END OF YEAR                                   $ 292,951    $6,489,742    $ 6,353,879    $ 732,130    $27,779,524
                                                  =======================================================================

         LESCO, Inc. Stock Investment and Salary Savings Plan and Trust

                          Notes to Financial Statements

                           December 31, 1998 and 1997


A.     SUMMARY OF ACCOUNTING POLICIES

The accounting records of the Plan are maintained on the accrual basis.

Investments are stated at fair value. The LESCO, Inc. common stock, which is traded on a national securities exchange, is valued at the last reported sales price on the last business day of the year. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The investment in the common trust fund is valued based on the redemption price of units in the fund, which is based on the market values of the underlying assets of the fund. The participant loans receivable are valued at their outstanding balances, which approximate fair value.

Administrative expenses of the Plan may, at the discretion of the Company, be paid by the Company. Any expenses not paid by the Company will be paid out of Plan assets.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

B.     DESCRIPTION OF PLAN

The following brief description of the LESCO, Inc. Stock Investment and Salary Savings Plan and Trust (Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

The Plan covers all eligible employees, as defined, of the Company. A participant may, pursuant to a Salary Deferral Agreement, annually elect to have the Company contribute a percentage of his or her compensation to the Plan in accordance with the Internal Revenue Code (IRC). Subject to provisions of the Plan, the Company shall contribute an amount equal to 25% of the participant's contribution, applicable to such participant contributions of up to 10% of covered compensation for the participant. A participant for whose account a contribution referred to above is made shall have the right to direct the Trustee to invest such contribution, in one or more permitted investment funds, as offered by the Plan, as they may choose.

         LESCO, Inc. Stock Investment and Salary Savings Plan and Trust

B.     DESCRIPTION OF PLAN--CONTINUEd

In addition, the Company at its discretion may for any Plan year, contribute an additional amount (discretionary contribution) either in the form of cash or employer stock or both which would be allocated to each active participant's account pro-rata based on the participant's annual compensation received.

Plan participants are fully vested in all contributions to their accounts, with the exception of the discretionary contributions, which vest at the rate of 10% per year for the first four years and 20% per year thereafter, until fully vested.

Under the Plan, the Company has the right to discontinue such contributions and terminate the Plan at any time. In the event of termination, all participants' accounts become fully vested, and are to be distributed to the participants according to the directions of the Plan Advisory Committee administering the Plan.

Participants may borrow from their fund accounts up to an amount equal to the lesser of $50,000 or 50% of their vested account balance, reduced by the outstanding loan balances of the participant, as defined in the Plan agreement, at the date of borrowing. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms range from 1-5 years. The loans are secured by the balance in the participant's account and bear interest at the prime rate in effect at the time of the loan, plus 1%. Principal and interest is paid ratably through payroll deductions.

C.     BENEFITS/PARTICIPANT ACCOUNTS

Individual accounts are maintained for all participants, the sum of which equals the fair value of Plan assets less unallocated forfeitures (no unallocated forfeitures at December 31, 1998 or 1997). Each participant's account is credited with earnings, based on account balance, as defined. The liability of the Plan for benefits to participants is limited to the fair value of Plan assets. A participant is entitled to receive the vested full value of his or her account at age 65, death or disability prior to retirement, or upon termination of employment. Upon retirement or termination, the participant may elect to receive his or her distribution in a lump sum or a series of installments, as determined by the Plan Advisory Committee and commencing in accordance with the terms of the Plan.

The investment in the LESCO, Inc. Company Stock Fund assigns units to its investment. At December 31, 1998 and 1997 participants owned 680,834 and 609,120 units, respectively, at $9.26 and $14.77 per unit, respectively.

         LESCO, Inc. Stock Investment and Salary Savings Plan and Trust

D.     INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated January 16, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and therefore, believes that the Plan is qualified and the related trust is tax exempt.

E.     YEAR 2000 (UNAUDITED)

The Plan Sponsor has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle year 2000 dates. The Plan Sponsor is taking a two phase approach. The first phase addresses internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications, and test the software and equipment for the year 2000 modifications. The Plan Sponsor anticipates substantially completing this phase of the project by mid-1999. Costs associated with modifying software and equipment are not estimated to be significant and will be paid by the Plan Sponsor.

For the second phase of the project, Plan management established formal communications with its third party service providers to determine that they have developed plans to address their own year 2000 problems as they relate to the Plan's operations. All third party service providers have indicated they will be year 2000 compliant by mid-1999. If modification of data processing systems of either the Plan, the Plan Sponsor, or its service providers are not completed timely, the year 2000 problem could have a material impact on the operations of the Plan. Plan management has not developed a contingency plan, because they are confident that all systems will be year 2000 ready.

         LESCO, Inc. Stock Investment and Salary Savings Plan and Trust
                             EIN 34-0904517 Plan 002

           Line 27(a)--Schedule of Assets Held for Investment Purposes

                                December 31, 1998


             Identity of Issue                  Description of Assets             Cost        Current Value
-------------------------------------------------------------------------------------------------------------
LESCO, Inc. Common Stock*                           489,429 shares                (A)           $ 6,301,393

PNC EBT Investment Contract Fund*                  Common/Collective
                                                 Fund--3,235,890 units       $ 5,811,570          6,438,126

Registered Investment Companies:
   Blackrock Index Equity Fund*                     396,533 shares             6,172,851          9,401,807
   Invesco Select Income Fund                        12,787 shares                86,093             84,141
   Invesco Total Return Fund                         88,275 shares             2,282,572          2,768,294
   Janus Worldwide Fund                              31,762 shares             1,386,713          1,504,235
   Scudder Value Fund                                11,986 shares               291,484            284,068


Participants loans*                                   7% to 10%                                     732,130
                                                                         ------------------------------------

                                                                             $16,031,283        $27,514,194
                                                                         ====================================


(A) This information is not available

*  Indicates party-in-interest to the Plan.

         LESCO, Inc. Stock Investment and Salary Savings Plan and Trust
                             EIN 34-0904517 Plan 002

                 Line 27(d)--Schedule of Reportable Transactions

                          Year Ended December 31, 1998

                                                                                              Current Value
                                                                                               of Asset on
                                              Purchase          Selling                        Transaction          Net
              Description                      Price             Price            Cost             Date             Gain
--------------------------------------------------------------------------------------------------------------------------------
CATEGORY (III)--SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS

PNC Index Equity Fund*
   Purchases                                 $2,181,646                         $2,181,646       $2,181,646
   Sales                                                       $2,391,300        1,707,101        2,391,300       $684,199

PNC Investment Contract Fund*
   Purchases                                  2,835,012                          2,835,012        2,835,012
   Sales                                                        1,802,589        1,656,437        1,802,589        146,152

LESCO, Inc. Common Stock*
   Purchases                                  1,382,064                          1,382,064        1,382,064
   Sales                                                          568,734          502,524          568,734         66,210

Janus Worldwide Fund
   Purchases                                  1,517,873                          1,517,873        1,517,873
   Sales                                                          135,267          131,161          135,267          4,106


There were no category (i), (ii) or (iv) reportable transactions for the year ended December 31, 1998.


*  Indicates party-in-interest to the Plan.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 LESCO, Inc. Stock Investment and
                                 Salary Savings Plan and Trust



Date:  6/28/99                   /s/ Kenneth J. Kossin, Jr.
                                 --------------------------------------------
                                 Kenneth J. Kossin, Jr., Corporate Controller
                                 LESCO, Inc.